

March 26, 2013

<u>Via E-mail</u>
Charles H. Turner
Chief Financial Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102

  Re: Pier 1 Imports, Inc.
    Form 10-K for the Fiscal Year Ended February 25, 2012
    Filed April 25, 2012
    Response letter dated March 22, 2013
    File No. 1-07832

Dear Mr. Turner:

  We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 25, 2012

Item 8. Financial Statements and Supplementary Data, page 32

Note 7 – Matters Concerning Stockholders' Equity, page 47

Restricted Stock Grants, page 49

1. We read your response to comment 1 and your statement, "[G]iven the Compensation Committee and Board of Director approvals noted above, the act of "formally granting" each award through an authorized officer of the Company on an annual basis is perfunctory (i.e., the completion of the award documentation)." It is not evident that the act of "formally granting" each award through an authorized officer on an annual basis is perfunctory and is not otherwise one of the approvals required as set forth in ASC 718-

10-20. Please tell us if <u>all</u> approvals in accordance with your relevant corporate governance requirements existed at December 15, 2009. If not, and the authorized officer formally granting each award annually is also required, please quantify for us the effect on your financial statements assuming you utilized the actual date of grant instead of December 15, 2009, or the date the employment agreement was executed. We may have further comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief